
SembCorp
Industries

03 JUN -9 AM 7:21

Rule 12g3-2(b) File No. 825109

26 May 2003


03022780

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully



Linda Hoon (Ms)
Group Company Secretary

PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Enclosure

dlw 6/19

MASNET No. 22 OF 26.05.2003
Announcement No. 23

Rule 12g3-2(b)File No. 825109

SEMBCORP INDUSTRIES LTD

Resolutions Passed by Shareholders at SembCorp Industries' Fifth AGM and EGM Board of Director

SembCorp Industries Ltd
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

1) Resolutions Passed by Shareholders at SembCorp Industries' Fifth AGM and EGM

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Fifth Annual General Meeting and the Adjourned Extraordinary General Meeting of the Company held on May 26, 2003, the proposed resolutions as set out in the Notices of the Annual General Meeting and Adjourned Extraordinary General Meeting were duly passed, without any modification.

2) Board of Directors

SembCorp Industries also wishes to announce that Ms Yong Ying-I has been appointed as a Director on the Board in place of Mr Lam Chuan Leong who has stepped down, both from May 26, 2003. Particulars of Ms Yong are set out in the Masnet template – Appointment of Director.

The Chairman and Directors thank Mr Lam for his invaluable contributions and guidance and wish him the best.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
May 26, 2003

This announcemnet shall supersede the Announcement No. 21 MASNET No.20 of 26.05.2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/05/2003 to the SGX

MASNET No. 21 OF 26.05.2003
Announcement No. 22

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Announcement Of Appointment Of Non-Executive Director

Date of appointment:	26/05/2003
Name:	Yong Ying-I
Age:	40
Country of principal residence:	Singapore
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	9 July 1990 to 28 Feb 1995 Ministry of Trade & Industry 15 Jan 1996 to 1997 Director Strategic Planning & Development Ministry of Home Affairs 1 Apr 1997 to 30 Jun 1999 Principal Private Secretary to DPM Prime Minister's Office 1 July 1999 to 31 Dec 2001 Deputy Secretary Ministry of Information, Communications & The Arts 2000 to 31 Dec 2001 Chief Executive Officer InfoComm Development Authority of Singapore 1 Jan 2002 to present Permanent Secretary Ministry of Manpower

Other directorships

Past (for the last five years)

1 Apr 1993 to 1 Oct 2001
Singapore Dance Theatre

30 Sept 1996 to 3 Aug 1999
Temasek Management Services Pte Ltd

1 Apr 1997 to 14 Apr 2000
Changi General Hospital Pte Ltd

1 Dec 1999 to 1 Sep 2000
NCB Holdings Pte Ltd

1 Dec 1999 to 31 Dec 2001
Infocomm Development Authority of Singapore

1 Apr 2000 to 1 Oct 2001
Kent Ridge Digital Labs.

Present

Singapore Symphony Orchestra

1 Dec 1999 to date
Infocomm Investments Pte Ltd

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

If the answer to the following is "Yes", full details must be provided. If "No", please indicate.

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. **Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?**
○ Yes ● No

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 26/05/2003 to the SGX